Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-179763 on Form F-3 (as amended by Post-Effective Amendment No. 1) of our report dated February 25, 2014 (August 4, 2014 as to the impacts of the retrospective application of the change in the composition of reportable segments as described in Notes 1 and 27), relating to the consolidated financial statements of ArcelorMittal and subsidiaries (“ArcelorMittal”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's adoption of new accounting standards as described in Notes 1 and 30 and an explanatory paragraph related to the change in the composition of reportable segments as described in Notes 1 and 27),  appearing in this Report of Foreign Issuer on Form 6-K of ArcelorMittal dated August 4, 2014.

/s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

August 4, 2014